

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2025

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

> **Re: Ilustrato Pictures International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2024 and June 30, 2024**
> **Form 8-K/A Furnished August 23, 2024**
> **File No. 000-56487**

Dear Nicolas Link:

We issued comments to you on the above captioned filings on October 22, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 20, 2025.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing